UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SK Telecom Co., Ltd.

(Exact name of registrant as specified in its charter)

The Republic of Korea	1-14418	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

SK T-Tower, 65, Eulji-ro, Jung-gu Seoul, Korea	04539
(Address of principal executive offices)	(Zip Code)

Mr. Seungoh Yoon

+82-2-6100-2114

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

SK Telecom Co., Ltd. is Korea’s leading wireless telecommunications services provider and has continued to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as develop its next-generation growth businesses in media, security, commerce, Internet of Things (“IoT”) solutions and other innovative products offered through its platform services, including artificial intelligence solutions. All references to “we,” “us,” or “our” shall mean SK Telecom Co., Ltd. and unless the context otherwise requires, its consolidated subsidiaries.

Our operations are reported in five segments: cellular services, fixed-line telecommunication services, security services, commerce services and other businesses. In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. In our fixed-line telecommunication services segment, we earn revenue principally from our fixed-line telephone services and broadband Internet services and advanced media platform services (including Internet protocol TV) through monthly plan-based fees and usage charges as well as interconnection fees paid to us by other telecommunications operators for use of our fixed-line network by their customers and subscribers. In our security services segment, we generate revenue from our physical and information security services businesses primarily through our subsidiaries ADT CAPS Co., Ltd. (“ADT CAPS”) (which we acquired in October 2018 and subsequently merged with our former subsidiary NSOK Co., Ltd.) and SK Infosec Co., Ltd. (“SK Infosec”) (which we acquired in December 2018), respectively. ADT CAPS earns revenue principally from physical security services through monthly plan-based fees and usage charges for value-added services paid by its subscribers. SK Infosec generates revenue primarily through consideration paid by customers under contracts for its information security platform and consulting services and solutions. In our commerce services segment, we derive revenue from our subsidiaries Eleven Street Co., Ltd. (“Eleven Street”), which was spun-off as our new consolidated subsidiary from SK Planet Co., Ltd. (“SK Planet”) in September 2018, and SK stoa Co., Ltd. (“SK Stoa”). Eleven Street generates revenue principally through third party seller fees earned (including commissions) for transactions in which it acts as a selling agent to the “mini malls” on 11st, its online open marketplace platform, as well as advertising revenue and other commerce solutions from 11st. SK Stoa derives revenues through third party seller fees earned (including commissions) for transactions in which it acts as a selling agent on SK stoa, its T-commerce network. In our others segment, we earn revenue from the marketing platform business of SK Planet, the music streaming service and audio device manufacturing businesses of Dreamus Company, our consolidated subsidiary, and our “Nate” portal service operated by our subsidiary, SK Communications Co., Ltd.

A company is required to file this Report pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, if it manufactures, or contracts to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. These minerals are referred to as “conflict minerals” (also referred to as “3TG minerals” in this Report) and consist of columbite-tantalite (coltan), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold.

We manufacture, or contract to manufacture, certain products for which 3TG minerals are necessary to the functionality or production of those products. Accordingly, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding 3TG minerals contained in our products manufactured in calendar year 2019. We believe our RCOI was reasonably designed to determine whether any 3TG minerals contained in those products originated in the Democratic Republic of the Congo (DRC) or an adjoining country (together, the “Covered Countries”), or are from recycled or scrap sources.

We first conducted a detailed review of our purchases of materials necessary to the functionality or production of our products that we manufactured in 2019 to determine whether we purchase any 3TG minerals. We determined that certain of our products (collectively, the “covered products”) contain some 3TG minerals that are necessary to the functionality or production of those products. We do not directly purchase 3TG minerals, nor do we have any direct relationship with any mines or smelters that process these minerals. In conducting our RCOI, we conducted a supply-chain survey with our subsidiaries and suppliers using the Responsible Minerals Initiative’s Conflict Minerals Reporting Template. We required our direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to us. All of our suppliers of materials for covered products manufactured in 2019 certified that the 3TG minerals contained in materials supplied to us were not sourced from Covered Countries.

As a result of our RCOI, we determined that we have no reason to believe that the 3TG minerals contained in our products originated from the Covered Countries or were not from recycled or scrap sources.

The information contained in this section is also publicly available on the Company’s website at www.sktelecom.com.

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SK Telecom Co., Ltd. (Registrant)

By:	/s/ Jeong Hwan Choi	Date: May 29, 2020
Name:	Jeong Hwan Choi
Title:	Senior Vice President

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